Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 19, 2013

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Hexion U.S. Finance Corp.
Hexion Nova Scotia Finance, ULC
Registration Statement on Form S-4
Filed June 25, 2013
File No. 333-189576

Dear Ms. Long:

On behalf of Hexion U.S. Finance Corp., a Delaware corporation, and Hexion Nova Scotia Finance, ULC, a Nova Scotia unlimited liability company (collectively, the “Issuers”), this letter sets forth the Issuers’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2013 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Issuers have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1.

General

1.	We note that the filing of the registration statement on EDGAR was made by Momentive Specialty Chemicals Inc. as primary issuer, even though Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC are the primary issuers of the securities, as indicated on the cover page of the registration statement. Going forward, please ensure that filings are made on behalf of the proper registrant.

Response:

The Issuers respectfully submit that due to the XBRL component required for the filing of the Registration Statement, the filing was made with Momentive Specialty Chemicals Inc. as primary issuer in order to allow the Registration Statement to be accepted by the EDGAR system. The EDGAR system requires that the Central Index Key (CIK) in the Document Entity Information (DEI) of the XBRL file match the first CIK in the EDGAR Control File, which constitutes the “primary” filing number. Due to this requirement, the first CIK in the EDGAR Control File relates to Momentive Specialty Chemicals Inc., making it the primary filing number. For these reasons, the Registration Statement filing was made by Momentive Specialty Chemicals Inc. as primary issuer and cannot be changed, even though Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC are the issuers of the securities.

Description of the Notes, page 149

Guarantees, page 159

2.	In paragraph (e) of the release provisions described on page 160, you disclose that the guarantee of a Restricted Subsidiary will be automatically released if such subsidiary “ceases to be a Subsidiary as a result of any foreclosure of any pledge or security interest…” Please explain to us how this release provision is intended to operate and why it would not constitute an arrangement permitting the Restricted Subsidiary to opt out of its obligations while the exchange notes remain outstanding, rendering the guarantee no longer “full and unconditional” as required by the applicable provisions of Rule 3-10 of Regulation S-X. We may have additional comments following the review of your response.

Response:

The Issuers respectfully submit that the subsidiary release provisions contained in the indenture governing the exchange notes is customary and that the subsidiary guarantees are “full and unconditional” as required by the applicable provisions of Rule 3-10 of Regulation S-X.

Pamela Long, July 19, 2013 - Page 2

In accordance with the Staff’s guidance set forth in Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance, a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on Rule 3-10 of Regulation S-X, provided the other provisions of that rule are met. These customary circumstances include when a subsidiary is sold or sells all of its assets.

The subsidiary guarantee release provision in the indenture governing the exchange notes contains customary language providing for release of a subsidiary guarantee when a guarantor ceases to be a subsidiary as a result of a foreclosure of any pledge or security interests. The Issuers respectfully submit that such a foreclosure is functionally the same as selling the stock of a subsidiary within the meaning of the Staff’s guidance. In effect, the parent is selling the stock of the subsidiary in exchange for the extinguishment of debt.

As a practical matter, the guarantee of a subsidiary would have to be released upon such a foreclosure. A foreclosure on the stock of a company that carried with it a continuing guaranty of the debt the company’s former parent would largely defeat the purpose of the pledge. The purchasers of the notes and the exchange notes fully expect that any subsidiary guarantee would be released both in the case of a traditional sale of the subsidiary and in the case of a sale by way of foreclosure.

For these reasons, the Issuers believe that subsidiary guarantees in the indenture governing the exchange notes are “full and unconditional” as required by the applicable provisions of Rule 3-10 of Regulation S-X.

Exhibit Index

3.	Please file the consent of PricewaterhouseCooper as an exhibit with your next amendment. See Item 601(b)(23) of Regulation S-K. Separately list each counsel’s consent as an exhibit in the exhibit index.

Response:

The Issuers have included an auditor’s consent that relates to Amendment No. 1 in response to the Staff’s comment. The Issuers have separately listed each counsel’s consent as an exhibit in the exhibit index of Amendment No. 1 in response to the Staff’s comment.

Exhibit 5.2

4.	Please have counsel revise the last paragraph of its legal opinion to remove the limitation in the second line stating that the opinion “may not be relied upon by any other person without [counsel’s] prior written consent” as inappropriate. For guidance, please see Section II.B.3.d of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

Response:

New Jersey counsel has revised the last paragraph of its legal option to remove the limitation in the second line stating that the opinion “may not be relied upon by any other person without [counsel’s] prior written consent” in response to the Staff’s comment.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0124 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ David S. Huntington, Esq.
David S. Huntington, Esq.
of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Specialty Chemicals Inc.